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TO:	Ms. Peggy Fisher, Assistant Director, Securities and Exchange Commission

FROM:	Mr. Martin G. Klein, CEO

DATE:	July 12, 2005

RE:	Electro Energy Inc. Form SB-2 File No. 333-121026 Filed June 9, 2004

        Please find below responses keyed to the comments in your correspondence dated June 22, 2005. References provided herein to the revised registration statement are to the pages of the marked revised registration statement, provided herewith.

Risk Factors – Page 3
Risks Relating to Our Company – Page 3
We have historically been dependent…

1.	Refer to prior comment 4 and your response. Please create a new appropriate risk factor caption that highlights your dependence upon EaglePicher, and the added risks associated with EaglePicher's bankruptcy filing.

Response: The requested revisions to the third and fourth paragraphs of the “Risk Factor” section have been made.

2.	Refer to prior comment 9 and your response. Please revise to explain the term "thermal battery" and briefly describe EaglePicher's market for the "striker assembly" and "thermal battery." Provide adequate information so the reader may understand the likelihood of additional orders and the level of such orders.

Response: The requested revisions to the third paragraph of the "Risk Factor" section have been made.

Management’s Discussion and Analysis – Page 10

Three Months ended March 31, 2005 compared to three months ended March 21, 2005 – Page 11

3.	Please revise to explain in reasonable detail the reasons for the significant decrease in revenues from EaglePicher supply agreement. For example, when were you notified by EaglePicher that order quantities would be cut? Was the order falloff anticipated at the time the supply agreement was signed?

Response: The requested revisions to the second paragraph of the "Three Months Ended" section have been made.

4.	We note you state you expect declining orders to persist. Discuss the basis for the conclusion. For example, what is your current order backlog? What has EaglePicher indicated to you about expected future orders?

Response: The requested revisions to the fifth paragraph of the "Three Months Ended" section have been made.

5.	Discuss the impact of the order decline on your costs of operation. For example, you have idle capacity and "unabsorbed overhead" in your Colorado Springs factory. How much is your overhead expense at that facility?

Response: The requested revisions to the fifth and tenth paragraphs of the “Three Months Ended” section have been made.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003 – Page 13

Results of operations - Page 13

6.	We see that you deleted the discussion of related party transactions for the annual periods. The registration statement should also include discussion of related party transactions for the annual periods. Please revise.

Response: We have reinserted the “Related Parties” section in the “Year Ended December 31, 2004 compared to Year Ended December 31, 2003” section on page 17 as it originally appeared in Amendment No. 2 to the Form SB-2/A, as requested.

Financial Condition: Liquidity and Capital Resources - Page 15

7.	We see you have removed the discussion of liquidity and capital resources for the fiscal years. The registration statement should also include discussion of liquidity and capital resources for the annual periods. Please revise.

Response: We have reinserted the “Financial Condition: Liquidity and Capital Resources” section in the “Year Ended December 31, 2004 compared to Year Ended December 31, 2003” section on page 17 as it originally appeared in Amendment No. 2 to the Form SB-2/A, as requested.

Certain Relationships – Page 45

8.	Please identify the related parties referred to in the final paragraph in this section on page 46, or explain to us why the names need not be disclosed.

Response: The final paragraph in the “Certain Relationships and Related Transactions” section has been revised to incorporate the requested information.

9.	Expand to discuss the warrant issuance in connection with the development agreement discussed I Note 7 on page F-33, or advise why no disclosure is warranted.

Response: The requested expansion of the discussion of the warrant issuance in connection with the development agreement in Note 7 on Page F-33 has been made by adding paragraph six to the “Certain Relationships and Related Transactions” section on page 49.

Selling Security Holders – Page 48

10.	We note your response to comment 21. Please include the natural person beneficial ownership information in the prospectus as previously requested.

Response: The selling security holder table has been updated to include the beneficial ownership information of each non-public entity.

11.	We note your response to Comment 22. We also note the disclosure in the fourth paragraph under "Plan of Distribution." Expand the second sentence in that paragraph to identify the broker-dealers that are also selling shareholders and are deemed to be underwriters in this offering. Please note that this status is unrelated to your statement in Note # to the table that these entities were not underwriters in the private placement.

Response: The second sentence of the fourth paragraph in the “Plan of Distribution” section has been expanded to identify the broker-dealers that are also selling shareholders and are deemed underwriters in this offering.

Financial Statements

Note 7. Related Parties F-33

12.	You disclose that you sold warrants for $450,000, but those warrants were valued at approximately $84,000. Tell us why the fair value of the warrants is not the $450,000 cash price paid for those warrants. Tell us and disclose how you plan to account for the excess of the cash price over the estimate of the fair value of the warrants. The response and disclosure should also describe the elements to which you attribute that excess value, including how these elements were valued.

Response:

We respectfully submit the following: please note that the $450,000 did not relate to a sale of warrants but is the total revenue that may be received by the Company in connection with the Company’s development of intellectual property. This agreement does not have the characteristics of an investment but rather a revenue contract. The Company will recognize the $450,000 based on the percentage of completion method of accounting. Please see item 13 below relating to the warrants valued at $84,000.

13.	We see that you recorded expense totaling $84,000 upon issuance of the warrants. Your disclosure suggests that the warrants were sold for cash. Tell us why you recorded the issuance as expense. That is, tell us why there is no receivable for cash due under the arrangement. You also disclose that you recorded deferred contract cost and additional paid-in capital. Tell us and revise to clarify the amounts for that journal entry. In general, show us how you recorded or plan to record the transactions and explain your rationale. We may have further comment upon review of that response.

Response:

We respectfully submit, as noted in item 12 above, the warrants were not sold for cash; rather, these warrants were deemed to be issued in connection with an agreement for the development of intellectual property. The Company issued these warrants to the customer as an inducement for the customer to enter into the agreement. We have determined that this arrangement had similar characteristics of EITF 84-8 “Variable Stock Purchase Warrants Given by Suppliers to Customers. We have also determined it appropriate to record the measurement date and fair value of these warrants as of March 31, 2005, the date the agreement was entered into, in accordance with EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

It was also determined that the full amount of the warrants $84,000 should be recorded as of March 31, 2005 and not amortized over the contract period since the contract was expected to have a loss. The contract revenue is $450,000, the costs associated with the contract are, $350,000 of subcontract costs with Rutgers University and $100,000 of expected direct costs by the Company. Under the percentage of completion method of accounting the value of the warrants would therefore cause an estimated loss of $84,000 and should therefore be expensed immediately or March 31, 2005, date the agreement was entered into.

The journal entry to record the original transaction is as follows:

Cost of services	$ 84,000
Accrued Expense	$ 84,000

Deferred contract costs (SH Equity)	$ 84,000
APIC	$ 84,000
To record warrant value as of 3/31/05 based on expected loss on contract

The journal entry to amortize the deferred contract costs to reduce the total revenue and corresponding cost of services on a quarterly basis is as follows:

Revenue	$ XXXX
Deferred contract costs	$ XXXX

Accrued expenses	$ XXXX
Cost of services	$ XXXX

This quarterly adjustment will be recorded based on the percentage of completion of the project and the relative recognition of revenue and cost of services.
These warrants will also be revalued quarterly with any change from the original value of $84,000 recorded during each quarterly period.